Exhibit 26(a)


                    APPALACHIAN POWER COMPANY


               NOTICE OF INVITATION FOR PROPOSALS
            FOR THE PURCHASE OF FIRST MORTGAGE BONDS


     Appalachian Power Company is inviting proposals for the purchase from it of up to $200,000,000 aggregate principal amount of its First Mortgage Bonds (Bonds). The Bonds may be issued and sold by the Company in one or more series. Proposals are to be submitted to the Company in accordance with such procedures and at such time or times on such day or days as shall be designated by the Company by notice to prospective bidders in writing or by telephone, confirmed in writing, as provided in the Invitation for Proposals for the Purchase of First Mortgage Bonds (the Invitation for Proposals). Such notice or notices will also designate the principal amount of Bonds for which proposals are to be submitted and the term of the Bonds, which shall be not more than 40 years. Copies of a prospectus relating to the Bonds and of the Invitation for Proposals for the purchase of the Bonds may be obtained at the office of American Electric Power Service Corporation, 1270 Avenue of the Americas, Suite 507, New York, New York. Proposals will be considered only from persons who have received copies of such prospectus and only if made in accordance with and subject to such Invitation for Proposals and any notice given by the Company pursuant thereto. Prior to the acceptance of any bid, the bidder will be furnished a copy of a prospectus which meets the requirements of Section 10(a) of the Securities Act of 1933 at that time.

                              APPALACHIAN POWER COMPANY

                              By  A. A. PENA
                                  Treasurer


Dated:  March 12, 1996